Exhibit 99.1

Sierra Metals Reports Third Quarter 2018 Production Results

TORONTO, Oct. 10, 2018 /CNW/ - Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") is pleased to report its third quarter 2018 production results.

Results are from Sierra Metals' three underground mines in Latin America: The Yauricocha polymetallic mine in Peru, and the Bolivar copper and Cusi silver Mines in Mexico.

Third Quarter 2018 Production Highlights

  Silver production of 0.7 million ounces; a 44% increase from Q3 2017
  Copper production of 8.6 million pounds; a 24% increase from Q3 2017
  Zinc production of 20.8 million pounds; a 5% increase from Q3 2017
  Lead production of 6.4 million pounds; consistent with Q3 2017
  Gold production of 1,906 ounces; a 26% increase from Q3 2017
  Total of 566,194 tonnes processed; a 12% increase from Q3 2017

The Company has been able to continue the successful production increases realized during the last year and a half. Q3 2018 consolidated production of copper increased 24% to 8.6 million pounds, silver increased 44% to 0.7 million ounces, lead remained consistent at 6.4 million pounds, zinc increased 5% to 20.8 million pounds and gold increased 26% to 1,906 ounces compared to Q3 2017.

Metal production at Yauricocha in Q3 increased due to higher ore throughput, higher copper and gold head grades, and higher recoveries of all metals, except gold. At Bolivar, higher ore throughput, higher head grades for all metals, and higher copper and gold recoveries resulted in a 13% increase in copper equivalent production in Q3 2018 compared to Q3 2017. At Cusi, the increase in ore throughput and higher silver head grades resulted in higher silver equivalent production.

Igor Gonzales, President, and CEO of Sierra Metals commented: "I am pleased to see continued improvements in the production results for Q3 2018 including notable increases to consolidated metal production of silver, copper, zinc, and gold.  In the third quarter the Company continued to build upon its strong performance in the first half of the year, despite the weather challenges we experienced at Bolivar. The Yauricocha Mine reported sequential solid production results, and the Cusi Mine continued with its tonnage improvements.

Yauricocha continues to perform with solid tonnage ore throughput in the third quarter. Final infrastructure in the Yauricocha tunnel was completed in the third quarter and the Company is now working to complete the tie-in connections to the existing surface infrastructure which should be completed in the fourth quarter, allowing for increased capacity and handling of larger volumes of ore and waste. The Yauricocha shaft also continues to be sunk to the 1270 level in the fourth quarter providing access to further reserves and resources at the Mine. Yauricocha will see consistent levels of ore throughput in 2018 due to a refurbishment of the lower part of the Mascota Shaft, currently underway, which may potentially cause a slowdown in production rates in the fourth quarter. However, this potential slowdown has already been factored into the Company's 2018 production guidance.

At Bolivar, the Company exceeded our year over year production levels, but due to significant rain events in the third quarter, which impacted operations, we experienced lower quarter over quarter production. We are hopefully through the worst of the rainy season and are back on track for the fourth quarter. Work continues on the installation of an additional mill in the fourth quarter which will help grind size optionality and improve recoveries at the plant. Production is expected to increase incrementally in Q4 2018 and we should be at the 3,600 tonne per day level during Q1 2019.

At Cusi, the Company realized continued improvements in tonnage in the third quarter, and the Mine realized a sequential increase in ore throughput and an 18% increase when compared to Q2 2018. The Company continues to increase mill feed from the Santa Rosa de Lima zone, while mining selected structures in the older part of the mine. The addition of another ball mill will see the capacity increase from 650 tonnes per day to approximately 1,200 tonnes per day in early 2019."

Mr. Gonzales concluded, "The Company continues to realize improvements despite challenges and the groundwork has been set for further improvements, through the modernizing and implementation of best operational practices into 2019. We continue to realize positive returns on our capital investments, and the path has been set for continued growth at all our Mines. Our aggressive brownfield exploration programs at all Mines should provide even further growth in reserves and resources during the year ahead."

Consolidated Production Results

Consolidated Production	3 Months Ended			9 Months Ended			2018 Guidance
	Q3 2018	Q3 2017	% Var.	Q3 2018	Q3 2017	% Var.	Low	High

Tonnes processed (mt)	566,194	504,751	12%	1,725,991	1,489,251	16%
Daily throughput	6,471	5,769	12%	6,575	5,684	16%

Silver ounces (000's)	728	507	44%	2,015	1,821	11%	2,474	2,886
Copper pounds (000's)	8,326	6,700	24%	25,037	19,305	30%	32,700	38,100
Lead pounds (000's)	6,358	6,358	0%	19,766	23,968	-18%	19,100	22,300
Zinc pounds (000's)	20,772	19,877	5%	59,286	56,543	5%	62,900	73,400
Gold ounces	1,906	1,517	26%	5,606	4,606	22%	6,700	7,800

Silver equivalent ounces (000's)(1)	4,447	3,797	17%	13,540	10,762	26%	13,900	16,210
Copper equivalent pounds (000's)(1)	23,628	21,851	8%	71,717	68,996	4%	89,184	104,005
Zinc equivalent pounds (000's)(1)	57,883	47,076	23%	159,165	145,918	9%	183,830	214,468
(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2018 were calculated using the following realized prices: $14.85/oz Ag, $2.79/lb Cu, $0.94/lb Pb, $1.14/lb Zn, $1,206/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2017 were calculated using the following realized prices: $16.86/oz Ag, $2.93/lb Cu, $1.08/lb Pb, $1.36/lb Zn, $1,280/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2018 were calculated using the following realized prices: $15.99/oz Ag, $3.02/lb Cu, $1.06/lb Pb, $1.36/lb Zn, $1,279/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2017 were calculated using the following realized prices: $17.31/oz Ag, $2.70/lb Cu, $/1.03lb Pb, $1.28/lb Zn, $1,253/oz Au.

Yauricocha Mine, Peru

The Yauricocha Mine processed 283,446 tonnes during Q3 2018, representing a 6% increase from Q3 2017. Zinc equivalent metal production in Q3 2018 increased by 16% due to higher ore throughput, higher copper and gold head grades, and higher recoveries for all metals, except gold. Silver production was 7% higher, copper production was 39% higher, zinc production was 5% higher, and gold production was 10% higher than Q3 2017, while lead production was consistent with Q3 2017.

The Company continues to see quarterly improvements at Yauricocha with higher zinc and copper production during Q3 2018 compared to Q2 2018 due to higher copper head grades, and higher recoveries of all metals, except lead. This continues to be assisted by the inclusion of more Cuerpos Chicos, which has higher zinc head grades, and the Esperanza ore which is a copper-rich ore zone. The Company is currently sourcing approximately 70% of its mill feed from the Esperanza Zone.

The positive economic results from the Yauricocha PEA report support the vision to grow and expand the mine and plant through incremental and sustainable growth stages from its current 3,000 tonnes per day, to 3,600 tonnes per day in 2019 with further expansion potential being studied via prefeasibility and feasibility studies. The expansion of capacity is a natural step that follows the substantial mineral reserve and resource increases over the past two years. The potential plant expansion should add incremental value to the asset by accelerating production levels, and significantly increasing operating cash flows which can be used to continue the on-going aggressive exploration drilling campaign at the mine.

A summary of production from the Yauricocha Mine for Q3 2018 is provided below:

Yauricocha Production	3 Months Ended			9 Months Ended
	Q3 2018	Q3 2017	% Var.	Q3 2018	Q3 2017	% Var.

Tonnes processed (mt)	283,446	268,178	6%	838,285	757,270	11%
Daily throughput	3,239	3,065	6%	3,193	2,890	11%

Silver grade (g/t)	58.68	58.94	0%	59.12	71.76	-18%
Copper grade	0.98%	0.79%	24%	0.94%	0.76%	23%
Lead grade	1.16%	1.26%	-8%	1.23%	1.60%	-23%
Zinc grade	3.65%	3.73%	-2%	3.59%	3.73%	-4%
Gold Grade (g/t)	0.59	0.56	5%	0.58	0.53	8%

Silver recovery	75.47%	73.99%	2%	72.92%	75.72%	-4%
Copper recovery	72.55%	68.07%	7%	69.38%	63.84%	9%
Lead recovery	84.03%	81.82%	3%	83.48%	84.22%	-1%
Zinc recovery	90.95%	89.40%	2%	89.25%	89.45%	0%
Gold Recovery	17.08%	17.27%	-1%	16.44%	16.68%	-1%

Silver ounces (000's)	404	376	7%	1,162	1,323	-12%
Copper pounds (000's)	4,428	3,178	39%	12,039	8,152	48%
Lead pounds (000's)	6,114	6,112	0%	18,993	22,503	-16%
Zinc pounds (000's)	20,772	19,717	5%	59,215	55,758	6%
Gold ounces	911	827	10%	2,553	2,171	18%

Zinc equivalent pounds (000's)(1)	42,854	36,856	16%	116,749	111,224	5%
(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2018 were calculated using the following realized prices: $14.85/oz Ag, $2.79/lb Cu, $0.94/lb Pb, $1.14/lb Zn, $1,206/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2017 were calculated using the following realized prices: $16.86/oz Ag, $2.93/lb Cu, $1.08/lb Pb, $1.36/lb Zn, $1,280/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2018 were calculated using the following realized prices: $15.99/oz Ag, $3.02/lb Cu, $1.06/lb Pb, $1.36/lb Zn, $1,279/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2017 were calculated using the following realized prices: $17.31/oz Ag, $2.70/lb Cu, $/1.03lb Pb, $1.28/lb Zn, $1,253/oz Au.

Bolivar Mine, Mexico

The Bolivar Mine processed 227,690 tonnes in Q3 2018, representing a 2% increase over Q3 2017. The higher ore throughput, higher head grades for all metals, and higher copper and gold recoveries resulted in a 13% increase in copper equivalent production in Q3 2018 compared to Q3 2017. In Q3 2018, copper production increased by 11% to 3,898,000 pounds, silver production increased 23% to 94,000 ounces, and gold production increased 45% to 911 ounces compared to Q3 2017. The decrease in throughput at Bolivar during Q3 2018 compared to Q2 2018 was due to extremely inclement weather, including torrential rain, that occurred at Bolivar during the August and September, which is typical this time of year during the rainy season.

The Company continues to define higher grade ore sources at Bolivar West and Bolivar Northwest which are expected to come into the mine plan by the second half of 2019. However, as a short-term planning strategy, the Bolivar Mine continues to focus on developing and mining the El Gallo Inferior zone to centralize operations, optimize equipment usage and to improve productivity. The Company remains confident that ore throughput can be increased to 3,600 tonne per day level during Q1 2019 as outlined in the Bolivar PEA study.

A summary of production for the Bolivar Mine for Q3 2018 is provided below:

Bolivar Production	3 Months Ended			9 Months Ended
	Q3 2018	Q3 2017	% Var.	Q3 2018	Q3 2017	% Var.

Tonnes processed (mt)	227,690	223,339	2%	759,106	660,250	15%
Daily throughput	2,602	2,552	2%	2,892	2,520	15%

Copper grade	0.99%	0.92%	8%	0.97%	0.97%	0%
Silver grade (g/t)	17.25	14.23	21%	17.23	15.02	15%
Gold grade (g/t)	0.17	0.14	18%	0.16	0.17	-6%

Copper recovery	78.30%	77.89%	1%	80.17%	78.76%	2%
Silver recovery	74.27%	74.52%	0%	77.06%	76.39%	1%
Gold recovery	68.59%	61.62%	11%	70.49%	56.70%	24%

Copper pounds (000's)	3,898	3,522	11%	12,998	11,152	17%
Silver ounces (000's)	94	76	23%	324	244	33%
Gold ounces	911	629	45%	2,805	2,089	34%

Copper equivalent pounds (000's)(1)	4,790	4,235	13%	15,902	13,683	16%
(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2018 were calculated using the following realized prices: $14.85/oz Ag, $2.79/lb Cu, $0.94/lb Pb, $1.14/lb Zn, $1,206/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2017 were calculated using the following realized prices: $16.86/oz Ag, $2.93/lb Cu, $1.08/lb Pb, $1.36/lb Zn, $1,280/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2018 were calculated using the following realized prices: $15.99/oz Ag, $3.02/lb Cu, $1.06/lb Pb, $1.36/lb Zn, $1,279/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2017 were calculated using the following realized prices: $17.31/oz Ag, $2.70/lb Cu, $/1.03lb Pb, $1.28/lb Zn, $1,253/oz Au.

Cusi Mine, Mexico

Total ore processed increased by 316% in Q3 2018 to 55,058 tonnes when compared to Q3 2017 and increased 18% when compared to Q2 2018. Silver equivalent production increased 186% compared to Q3 2017.

Silver production of 231,000 ounces increased 319% in Q3 2018, silver head grades were 2% higher, and ore throughput was 316% higher than Q3 2017 as the Company has successfully transitioned to mining the recently developed Santa Rosa de Lima zone. This zone was being developed for the majority of 2017 as ramps were being prepared to access the minable stopes within the deposit.

The Company is currently mining selected higher-grade structures at the old mine, the San Antonio vein, as well as the Santa Rosa de Lima structure containing improved head grades to the mill at Cusi.  The Company has successfully increased tonnage from the Santa Rosa de Lima zone to approximately 70% of the current mill feed, as well as other zones in the areas previously developed with a different mandate to produce from disseminated mineralized zones to ensure that the mill is operating at its capacity of 650 tonnes per day. Additionally, structural development at the Santa Rosa de Lima zone will be completed using long hole mining versus the existing cut and fill methodology which should result in lower costs going forward.

A summary of production for the Cusi Mine for Q3 2018 is provided below:

Cusi Production	3 Months Ended			9 Months Ended
	Q3 2018	Q3 2017	% Var.	Q3 2018	Q3 2017	% Var.

Tonnes processed (mt)	55,058	13,234	316%	128,600	71,730	79%
Daily throughput	629	151	316%	490	274	79%

Silver grade (g/t)	156.27	153.72	2%	153.35	161.83	-5%
Gold grade (g/t)	0.14	0.26	-45%	0.16	0.26	-39%
Lead grade	0.26%	1.01%	-75%	0.34%	1.16%	-70%
Zinc grade	0.32%	1.08%	-71%	0.36%	1.17%	-69%

Silver recovery	83.49%	84.10%	-1%	83.45%	66.67%	25%
Gold recovery	32.97%	55.71%	-41%	38.40%	58.47%	-34%
Lead recovery	78.00%	83.51%	-7%	79.54%	80.05%	-1%
Zinc recovery	0.00%	50.90%	-100%	6.89%	42.57%	-84%

Silver ounces (000's)	231	55	319%	529	254	108%
Gold ounces	84	61	36%	248	346	-28%
Lead pounds (000's)	243	247	-1%	773	1,465	-47%
Zinc pounds (000's)	0	160	-100%	71	785	-91%

Silver equivalent ounces (000's)(1)	253	88	186%	606	425	43%
(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2018 were calculated using the following realized prices: $14.85/oz Ag, $2.79/lb Cu, $0.94/lb Pb, $1.14/lb Zn, $1,206/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2017 were calculated using the following realized prices: $16.86/oz Ag, $2.93/lb Cu, $1.08/lb Pb, $1.36/lb Zn, $1,280/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2018 were calculated using the following realized prices: $15.99/oz Ag, $3.02/lb Cu, $1.06/lb Pb, $1.36/lb Zn, $1,279/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2017 were calculated using the following realized prices: $17.31/oz Ag, $2.70/lb Cu, $/1.03lb Pb, $1.28/lb Zn, $1,253/oz Au.

Quality Control

All technical data contained in this news release has been reviewed and approved by Gordon Babcock, P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission ("SEC"). The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

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For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, V.P., Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, Email: info@sierrametals.com; Gordon Babcock, Chief Operating Officer, Sierra Metals Inc., + 1 (416) 366-7777; Igor Gonzales, President & CEO, Sierra Metals Inc., +1(416) 366-7777

CO: Sierra Metals Inc.

CNW 06:50e 10-OCT-18